FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 29, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Taiwan Stock Exchange filing entitled, “The Major Resolutions of AUO 2003 Annual General Shareholders’ Meeting”, dated May 29, 2003.
2.	Taiwan Stock Exchange filing entitled, “Change of the Company’s Supervisor - United Microelectronics Corporation re-appointed its representative”, dated May 29, 2003
3.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Share Distribution Table”, dated May 29, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 29, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Corp.
May 29, 2003
English Language Summary

Subject:	The major resolutions of AUO 2003 Annual General Shareholders’ Meeting

Regulation:	Published pursuant to Article 2-18 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:	2003/05/29

Content:

1.	Date of the shareholders' meeting: 2003/05/29
2.	Important resolutions:
	(1)	The ratification of 2002 business report and financial statements.
	(2)	The approval of the proposal for 2002 profits distribution.
	(3)	The approval of the capitalization of 2002 dividends and employee profit sharing.
	(4)	The approval of the revisions to “Article of Incorporation”.
	(5)	The approval of the revisions to the “Guidelines for Acquisition or Disposition of Assets”.
	(6)	The approval of the revisions to the “Operating Guidelines for Conducting Derivative Transactions”.
	(7)	The approval of the revisions to the “Guidelines for Endorsements and Guarantees”.
	(8)	The approval of the revisions to the “Guidelines for Lending”.
	(9)	The approval of the proposal to opt for tax benefits on the rights issue in 2002 in accordance with the Statue of Upgrading Industries.
3.	Endorsement of the annual financial statements (indicate “yes” or “no”): Yes
4.	Any other matters that need to be specified: N/A

Item 2

AU Optronics Corp.
May 29, 2003
English Language Summary

Subject:	Change of the Company’s Supervisor - United Microelectronics Corporation re-appointed its representative in the Supervisory Board

Regulation:	Published pursuant to Article 2-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:	2003/05/29

Content:

1.	Date of occurrence of the change: 2003/05/29
2.	Name and resume of the original officer: Jin-Shuang Chen, representative of United Microelectronics Corporation.
3.	Name and resume of the replacement: Chun Kuan, representative of United Microelectronics Corporation
4.	Reason for the change: United Microelectronics Corporation re-appointed its representative in the Supervisory Board.
5.	Number of shares held by the new director or supervisor at the time of appointment: 560,276 thousand shares
6.	Original term of office: 2001/10/17-2004/10/16
7.	Effective date of the new appointment: 2003/05/30
8.	Rate of turnover of directors/supervisors of the same term: N/A
9.	Any other matters that need to be specified: N/A

Item 3

AU Optronics Corp. Share Distribution Table

Year	2003	Date: 05/29/2003
No.	Number of Shares	Number of Persons	Total Shares	Holding Percentage (%)
1	1-999	13,776	4,831,038	0.12
2	1,000-5,000	120,136	286,975,267	7.15
3	5,001-10,000	27,595	231,120,927	5.76
4	10,001-15,000	7,825	102,292,471	2.55
5	15,001-20,000	6,746	128,574,661	3.20
6	20,001-30,000	4,879	128,667,107	3.21
7	30,001-40,000	2,345	85,652,129	2.13
8	40,001-50,000	1,789	84,844,699	2.11
9	50,001-100,000	2,938	218,953,437	5.45
10	100,001-200,000	1,240	180,572,754	4.50
11	200,001-400,000	577	164,863,002	4.11
12	400,001-600,000	157	77,988,069	1.94
13	600,001-800,000	73	51,190,694	1.28
14	800,001-1,000,000	51	46,846,213	1.17
15	1,000,001 and above	240	2,220,492,863	55.32
16	Total	190,367	4,013,865,331	100.00
17	Shareholder Category
18	Shareholder Category	Number of Persons	Total Shares	Holding Percentage (%)
19	Government Related Institutions	5	22,309,201	0.56
20	Local Financial Institutions	31	154,576,524	3.85
21	Local Investment Institutions	66	91,764,397	2.29
22	Local Corporate Investors	348	1,427,737,948	35.57
23	Other Local Institutional Investors	21	55,976,696	1.39
24	Foreign Financial Institutions	0	0	0.00
25	Foreign Institutions	6	30,144,437	0.75
26	Foreign Funds	238	340,676,804	8.49
27	Local Individuals	189,592	1,889,828,151	47.08
28	Foreign Individuals	60	851,173	0.02
29	Treasury Stock	0	12,000,000	0.30
30	Number of Shareholders	190,367	--	--
31	Total Shares Issued	--	4,013,865,331	100
32	Annual General Shareholder Meeting	05/29/2003
33	Directors, Supervisors, Executives Officers and 10% Shareholders	18	1,060,814,136	26.48